[redacted]

08028992

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49192

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-07 (MM/DD/YY) AND ENDING 12-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HORAN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4990 EAST GALBRAITH ROAD, SUITE 102
(No. and Street)

CINCINNATI	OHIO	45236
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TERENCE L. HORAN (513) 745-0707
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEB 29 2008
Washington, DC
111

JOSEPH DECOSIMO AND COMPANY, LLC
(Name – *if individual, state last, first, middle name*)

2200 CHEMED CENTER, 250 EAST FIFTH STREET, CINCINNATI, OHIO 45202
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TERENCE L. HORAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HORAN SECURITIES, INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO

VIRGINIA A. MEADOR
Notary Public, State of Ohio
My Commission Expires 02-20-11

Signature

PRESIDENT
Title

Virginia A. Meador
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HORAN SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
AND AUDIT REPORT

December 31, 2007

HORAN SECURITIES, INC.

CONTENTS

REPORT OF INDEPENDENT ACCOUNTANTS	1
STATEMENTS OF FINANCIAL CONDITION	2
NOTES TO STATEMENTS OF FINANCIAL CONDITION	3/5

SUPPLEMENTARY INFORMATION

Computation of Net Capital Pursuant to Rule 15c3-1	7

DECOSIMO
CERTIFIED PUBLIC ACCOUNTANTS

Joseph Decosimo and Company, LLC
Chemed Center - Suite 2200
255 East Fifth Street
Cincinnati, Ohio 45202
www.decosimo.com

REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Stockholder
Horan Securities, Inc.
Cincinnati, Ohio

We have audited the accompanying statements of financial condition of Horan Securities, Inc. as of December 31, 2007 and 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on the statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management and evaluating the overall statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Horan Securities, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic statements of financial condition taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic statements of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic statements of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statements of financial condition taken as a whole.

Joseph Decosimo and Company, LLC

Cincinnati, Ohio
February 21, 2008

HORAN SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2007 and 2006

	2007	2006
ASSETS		
Cash and cash equivalents	$ 445,538	$ 367,057
Certificates of deposit	51,323	-
Marketable securities	51,965	20,063
Commissions receivable	116,179	108,626
Prepayments	20,035	23,571
Equipment and furniture, net of accumulated depreciation of $81,434 for 2006 and $65,211 for 2005	37,713	33,647
Deferred income taxes	300	300
TOTAL ASSETS	$ 723,053	$ 553,264
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable	$ 70,039	$ 19,316
Accrued expenses	236,551	242,594
Total current liabilities	306,590	261,910
LONG-TERM DEBT	215,000	240,000
STOCKHOLDERS' EQUITY		
Common stock, no par value, 850 shares authorized, 75 shares issued	750	750
Additional paid-in capital	292,250	292,250
Accumulated deficit	(123,439)	(241,646)
Accumulated other comprehensive income	31,902	-
Total stockholders' equity	201,463	51,354
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 723,053	$ 553,264

The accompanying notes are an integral part of this statement of financial condition.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Company are as follows:

DESCRIPTION OF BUSINESS - Horan Securities, Inc., an Ohio corporation, operates as a broker-dealer and investment advisor registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a broker of mutual funds, annuities and other securities and is licensed to operate in ten states, primarily in the Midwest and Florida. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's offices are located in Cincinnati, Ohio.

CASH AND CASH EQUIVALENTS - The Company considers all money market accounts and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains at various financial institutions cash and cash equivalent accounts which may exceed federally insured amounts at times and which may at times significantly exceed balance sheet amounts due to outstanding checks.

MARKETABLE SECURITIES - The Company's marketable securities are considered available-for-sale securities and, accordingly, are carried at fair value. The difference in fair value and cost at the end of the year, or unrealized holding gains and losses, net of tax, is shown as a separate component of accumulated other comprehensive income, and the change in unrealized holding gains during the year is included in comprehensive income.

Gains or losses on dispositions are based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

COMMISSIONS RECEIVABLE - Commissions receivables represent commissions due on trades of mutual fund investments and annuities. Commissions receivable are generally expected to be collected within thirty days of the trade date. Management has assessed that, based on the nature of these receivables and historical collection information, an allowance for doubtful accounts is not necessary.

EQUIPMENT AND FURNITURE - Equipment and furniture are stated at cost. Expenditures for repairs and maintenance are charged to expense as incurred and additions and improvements that significantly extend the lives of assets are capitalized. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation are removed from the related accounts and any gain or loss is reflected in operations.

Depreciation is provided using the straight-line method over the estimated useful lives of the depreciable assets.

INCOME TAXES - Recognition is given to the income tax effects of temporary differences in reporting transactions for financial and tax purposes. The principal differences result from the use for tax purposes of accelerated depreciation methods and other temporary differences. Deferred income tax assets and liabilities are recognized for the estimated future tax effects attributed to temporary differences between book and tax bases of assets and liabilities and for carryforward items. The measurement of current and deferred tax assets and liabilities is based on enacted law. Deferred tax assets are reduced, if necessary, by a valuation allowance for the amount of tax benefits that may not be realized.

ESTIMATES AND UNCERTAINTIES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

RECLASSIFICATIONS - Certain reclassifications have been made to the prior years' financial statements to conform to the current year presentation.

NOTE 2 - MARKETABLE SECURITIES

As of December 31, 2007, marketable securities, which are all considered as available-for-sale, are summarized as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity Securities	$ 20,063	$ 31,902	$ -	$ 51,965

As of December 31, 2006, marketable securities, which are all considered available-for-sale, are summarized as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity Securities	$ 20,063	$ -	$ -	$ 20,063

NOTE 3 - LONG-TERM DEBT

During August 2006, the Company entered into a subordinated loan agreement for equity capital in the amount of $240,000 with its stockholder. Under the provisions of 17 CFR240.15c3-d, which require that the FINRA review and find the subordination agreement acceptable, the FINRA deemed the agreement to be acceptable effective September 15, 2006. Interest at 8% is payable at times determined by the lender and the Company. The note is due September 2010.

During December 2007, the company repaid $25,000 of the subordinated loan.

NOTE 4 - LEASE COMMITMENTS

Horan Associates, Inc., a company with common ownership and management, provides certain administrative support and office facilities for the Company. The companies have agreed to allocate expenses based on various business factors. The Company has a verbal agreement to assume responsibility for its portion of the noncancellable operating lease for office space which expires August 31, 2015. The Company's share of the future minimum operating lease payments as of December 31, 2007, are as follows:

Year ending	
December 31, 2008	$ 95,656
December 31, 2009	97,278
December 31, 2010	100,523
December 31, 2011	100,523
December 31, 2012	101,526
Thereafter	385,822
	$ 881,328

NOTE 5 - INCOME TAXES

The components of deferred taxes included in the statements of financial condition are as follows:

	2007	2006
Deferred tax assets		
Net operating loss carryforward	$ 1,200	$ 26,800
Depreciation and amortization	300	300
Contributions carryforward	2,000	2,400
Net deferred tax asset before valuation allowance	3,500	29,500
Valuation allowance	(3,200)	(29,200)
Net deferred tax asset	$ 300	$ 300

The Company has net operating losses available to reduce future federal taxable income of $8,000, which will expire in 2026.

NOTE 6 - PROFIT SHARING PLAN

The Company has a 401(k) defined contribution plan covering substantially all employees, which allows for both employee and Company contributions at the discretion of the board of directors.

NOTE 7 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company's net capital requirement was $25,000 as of December 31, 2007 and 2006, and its defined net capital and net capital ratio were $296,647 and .76 to 1 as of December 31, 2007, and $183,821 and .82 to 1 as of December 31, 2006.

Liabilities subordinated to claims of creditors were $215,000 and $240,000 as of December 31, 2007 and 2006, respectively.

SUPPLEMENTARY INFORMATION

HORAN SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Years Ended December 31, 2007 and 2006

	2007	2006
Net capital		
Total stockholders' equity	$ 201,463	$ 51,534
Liabilities subordinated to claims of general creditors	215,000	240,000
	416,463	291,354
Less non-allowable assets:		
Non-allowable receivables	53,585	29,952
Prepayments and other assets	20,335	43,934
Furniture and equipment, net	37,713	33,647
Haircuts on securities:		
Certificates of deposits	388	-
Marketable securities	7,795	-
	119,816	107,533
Net capital	$ 296,647	$ 183,821
Aggregate indebtedness		
Accounts payable	$ 70,039	$ 19,316
Accrued expenses	236,551	242,594
Less non-allowable accrued expense	(80,848)	(111,547)
	$ 225,742	$ 150,363
Percentage of aggregate indebtedness to net capital	76%	82%
Minimum net capital required to be maintained (greater of $25,000 or 6-2/3% of aggregated indebtedness)	$ 25,000	$ 25,000
Excess net capital	$ 271,647	$ 158,821
Excess net capital at 1000% (net capital less 10% aggregate indebtedness)	$ 274,073	$ 168,785

Reconciliation with Company's Computation of Net Capital with Audited Computation December 31, 2007

Net capital, per Part IIA of Form X-17-a-5(a) filed as of December 31, 2007	$ 296,647
Net capital, per above calculation	$ 296,647

END